07022267

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 4 2007
WASH. D.C. 210

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rome, March 30th, 2007

By International Courier UPS

Bulgari File Number: **82-34836**

Please find enclosed for submission information required by Rule 12g3-2(b) the following documents

- ✓ January 30th, 2007 – Full year 2006 consolidated revenues
- ✓ March 7th, 2007 - Press release to convene the ordinary and extraordinary shareholders meeting of the Company next April 24th, 2007;
- ✓ March 22nd, 2007 - Press release - approval of the financial statement for the Company and the draft consolidated financial statements for the Group for the full year 2006;
- ✓ Ordinary and extraordinary shareholders meeting convening notice;

We also enclose herewith a press release dated as of November 14th, 2006 (third quarter 2006 consolidated revenues) which has been left undelivered to you.

Best Regards,

CostanzoRapone
Bulgari S.p.A.
General Counsel

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

BULGARI FILE NUMBER: 82-34836

BVLGARI

Bulgari Group: 2006 revenues over 1 billion Euro

- **Full year 2006 revenues: 1,010.4 million Euro (+12% at comparable exchange rates)**
- **Fourth quarter 2006 revenues: 323.6 million Euro (+8% at comparable exchange rates)**

Rome, January 30th 2007 – The revenues of the Bulgari Group in the full year 2006 were 1,010.4 million Euro, compared to 918.5 million Euro in 2005, with a 12.0% increase at comparable exchange rates (+10.0% at current exchange rates).
In the fourth quarter 2006 sales were 323.6 million Euro compared to 311.2 million Euro posted in the same quarter 2005 (+7.5% at comparable exchange rates and +4.0% at current exchange rates) despite the high comparison base of the previous year (+12.6% at comparable exchange rates).

All the variations reported below, unless noted otherwise, are expressed at comparable exchange rates.

Revenues by product category
The **full year 2006** ended with excellent sales results for the Group: all product categories, in fact, benefited from the constant research and innovation activities carried out by the Company and from the new product launches made during the year (*Parentesi* for jewellery, *BVLGARI BVLGARI* for watches and *Bulgari pour Femme* and *Bulgari pour Homme* for perfumes). The <u>jewellery</u> segment, core business of the Company, registered once again a brilliant performance (+11.1%) as well as <u>watches</u> (+10.3%), also thanks to the outstanding results of the Daniel Roth and Gérald Genta brands. As a result of the important investments made, <u>perfumes</u> (+11.8%) and <u>accessories</u> (+18.9%) registered a robust growth in line with Company's expectations and all the more relevant in consideration of the remarkable increase registered last year (+18.5% and +24.2% respectively).
At the end of September a new Bulgari Resort was inaugurated in Bali as a further step of the Bulgari Hotels & Resorts project.
In the **fourth quarter 2006** the outstanding performance of <u>jewellery</u> and <u>accessories</u> must be underlined (+12.8% and +23.1% respectively), together with the positive result of <u>perfumes</u> (+6.2%), while the <u>watch</u> segment (-3.4%) suffered from the difficult comparison base with the third quarter of last year (+16.2%), when this category benefited from the important launch of *Assioma*. It is worth underlining that in the quarter Bulgari's owned stores sales registered a double-digit growth with the contribution of all product categories.

Revenues by geographical area
In the **full year 2006** <u>Europe</u> excluding Italy and the <u>United States</u> led the revenues increase (+17.2% and +16.2% respectively) despite the strong comparison bases in 2005. Sales in <u>Japan</u> increased by 13.6% compared to +17.4% of last year and <u>Far East</u> confirmed the turnaround already registered during the year as evidence of consumers' approval of the new products and of the success of the stricter distribution policies. <u>Middle East/Other</u> (+6.9% at current exchange rates) showed an increase as well, while the performance in <u>Italy</u> (+1.2%) was substantially stable in the year, compared to the challenging base of 2005 (+15.4%). The sales performance of the Bulgari's owned stores in Italy showed a strong growth in 2006, in line with the growth in the rest of Europe, while the results of the third parties distribution have been less brilliant after the more selective policy carried out by the Company.

As far as the **fourth quarter 2006** is concerned, Far East (+25.5%) and the United States (+15.0%) posted outstanding results, while the positive performance of Europe (+6.7%) must be compared to the very high base in the corresponding quarter of last year (+33.0%). Italy showed a positive trend as well (+5.7%), while Japan - as already anticipated in November and in line with Company's expectations – confirmed the slowdown of the market (-1.0%). Middle East/Other, finally, registered a decrease (-15.2% at current exchange rates).

The total number of Bulgari monobrand stores as of 31st December 2006 was 228, including the ones dedicated to accessories like the new Via Tornabuoni shop opened in Florence last December.

Expected earnings for 2006 and outlook for 2007

In line with the previous indications, in 2006 the Bulgari Group will post a record economic result with an increase versus the previous year for operating as well as net profit.

Specifically, given an increase in revenues of 10% at current exchange rates and of 12% at comparable exchange rates, the Company is expecting an increase of net profit above 12%.

As for the outlook for 2007, the year will be marked for Bulgari by a further acceleration of the investments for the development of the retail network and for the promotional and advertising activities: therefore in a stable macro-economic scenario and despite the forecasted persistent weakness in the Japanese market and currency the expectation of the Company is to achieve a further increase in sales (at comparable exchange rates) and in net profit in a range between 8% and 12%.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: "*The important goal of one billion Euro exceeded by the 2006 turnover confirms that the Group is going in the right direction and the adopted strategies are winning.*

The constant commitment for creativity and the highest quality in all Bulgari products, together with the investments to enlarge and upgrade the retail network, the greater vertical integration in production and distribution and the successful recent diversification in the accessories and hotel businesses, are clearly positioning Bulgari as one of the worldwide most prestigious brands in the luxury sector.

Finally, in the light of the authoritative position that Bulgari acquired in the perfume business, the Company is going to launch a women' skincare line whose distribution will start in Italy next fall.

I am convinced that also this latest challenge marked by research and innovation will result in a success and will allow the Bulgari Group to achieve new and ambitious goals".

BVLGARI

BULGARI GROUP – REVENUES BY PRODUCT CATEGORY – FY 2006 AND Q4 2006

	2006	Q4 2006	Variation % 2006/2005 FULL YEAR		Variation % 2006/2005 FOURTH QUARTER	
M. EURO			Reported	At comparable exchange rates	Reported	At comparable exchange rates
JEWELS	401.7	129.6	9.1%	11.1%	9.0%	12.8%
WATCHES	289.1	89.2	7.9%	10.3%	-7.3%	-3.4%
PERFUMES	201.6	69.9	10.5%	11.8%	3.9%	6.2%
ACCESSORIES	88.8	26.3	15.5%	18.9%	17.6%	23.1%
ROYALTIES/OTHER	29.2	8.6	26.4%	N.A.	33.1%	N.A.
Total	1,010.4	323.6	10.0%	12.0%	4.0%	7.5%

BULGARI GROUP – REVENUES BY GEOGRAPHICAL AREA – FY 2006 AND Q4 2006

	2006	Q4 2006	Variation % 2006/2005 FULL YEAR		Variation % 2006/2005 FOURTH QUARTER	
M. EURO			Reported	At comparable exchange rates	Reported	At comparable exchange rates
ITALY	131.4	46.5	1.2%	-	5.7%	-
EUROPE ex IT	256.3	83.7	17.2%	-	6.7%	-
AMERICAS	159.1	51.4	15.1%	16.2%	9.6%	15.0%
JAPAN	256.7	76.7	7.5%	13.6%	-8.3%	-1.0%
FAR EAST	149.9	51.5	7.4%	6.6%	22.7%	25.5%
MIDDLE EAST/OTHER	57.1	13.9	6.9%	N.A.	-15.2%	N.A.
Total	1,010.4	323.6	10.0%	12.0%	4.0%	7.5%

Source: Bulgari S.p.A. – Not audited preliminary results.

BVLGARI

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts / investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://ir.bulgari.com

BULGARI FILE NUMBER: 82-34836

PRESS RELEASE PURSUANT ART. 66 OF CONSOB REGULATION N. 11971/1999 IMPLEMENTING THE PROVISIONS ON ISSUERS OF LEGISLATIVE DECREE 58 OF 24 FEBRUARY 1998

Today, **March 7th, 2007**, the Board of directors of Bulgari S.p.A. resolved to submit to the approval of the Ordinary Shareholders meeting of Bulgari S.p.A. the renewal of the term of the mandate already granted to KPMG S.p.A., pursuant the provision of art. 155 TU 58/1998, as modified by art. 8 of the legislative decree n. 303 of December 29th 2006, to perform the auditing of the Bulgari S.p.A. and Bulgari Group consolidated financial statements for the years 2009, 2010 and 2011.

The Board of Directors further resolved to submit to the approval of the Extraordinary Shareholders Meeting of the Company (i) the proposal to amend the Company's by-laws for reasons of new rules introduced by law 262/2006, so called "Provisions for the protection of savings and the regulation of financial markets" as well as (ii) the amendment to certain extraordinary shareholders minutes of the Company in order to extend the last term granted to employees of the Company and of the Group as well as to the Company's Chief Executive Officer to underwrite shares pursuant the different stock options plans.

Finally, the Board of Directors has contextually given power to its President, Mr. Paolo Bulgari, and to its Chief Executive Officer, Mr. Francesco Trapani, severally, to convene the Ordinary and Extraordinary Shareholders Meeting of the Company on April 24th, 2007 at 11 a.m., on first call, and on April 27th, 2007 same time, on second call, at hotel Visconti in Rome, Via Federico Cesi n.37, with the following Agenda:

Ordinary Seat

1. Group consolidated financial statement at December 31, 2006 and Bulgari S.p.A financial statement at December 31st, 2006; report of the Board of Directors on performance at December 31st, 2006, allocation of net income; consequent and related resolutions;
2. Appointment of the members of the Board of Directors for the years 2007, 2008 and 2009 and approval of their remuneration; consequent and related resolutions;
3. Authorisation to the Company to purchase and sale its own shares, also by means of the use of put and call options; consequent and related resolutions;
4. Renewal of the term of the mandate already granted to KPMG S.p.A., pursuant art. 155 TU 58/1998 as modified by art. 8 of the legislative decree n. 303 of 29 December 2006, to perform the auditing of the Bulgari S.p.A. and Bulgari Group consolidated financial statements for the years 2009, 2010 and 2011 as well as the limited auditing of semi-annual accounts reported to the same years;
5. Corporate Governance annual report.

Extraordinary Seat

1. Amendments and/or integrations to articles: 6, 9, 12, 15, 16 and 17 of the Company's by-laws as requested by Law No. 262/2005 ("Provisions for the protection of savings and the regulation of financial markets");
2. Proposal to amend the minutes of the extraordinary shareholders meeting dated as of April 10th, 1996 - as subsequently amended – and of April 29th, 2003 concerning the stock option plans reserved to employees of the Company and of the Group, pursuant art. 2441 c.c. of the Italian Civil Code;
3. Proposal of modification of the minutes of the extraordinary shareholders minutes dated as of April 30th, 1998, April 29th, 202 and April 28th, 2005 as subsequently modified, concerning the stock options plans reserved – pursuant art. 2441 co.5, c.c.- to the Chief Executive Officer of the Company, Mr. Francesco Trapani.

Net profit was 134.3 million Euro compared to 116.4 million Euro of last year (+15.3%) representing 13.3% of turnover (12.7% in 2005). This improvement, as mentioned above, was also due to the earnings from the hedging transactions on exchange rates and precious metals made by the Company and registered as financial income.

These excellent results have been achieved, once again, in the context of the important investments previously mentioned and made by the Group in the directly run distribution network both in Europe (Milan and Vienna among others) and in Asia (China, Thailand); the development of the accessory project with the opening of stores fully dedicated to this product category (Milan and Florence in Italy; Seoul in Asia).
As of 31st December 2006 the total number of Bulgari monobrand stores was 228, of which 133 were directly owned stores.

Financial net indebtedness of the Group as of 31.12.2006 was 47 million Euro compared to 50 million Euro as of 31.12.2005 while inventory increased by 5% (from 505.1 million Euro at the end of 2005 to 528.9 million Euro at the end of 2006), further increasing its rotation.

The Board of Directors has also approved the draft financial statement for the parent company Bulgari S.p.A., which highlighted a net profit of 79.9 million Euro (compared to 59.1 million Euro in 2005). The parent company's total revenues were 73.4 million Euro (58.3 million Euro in 2005), with an increase of 25.8%.

Finally, the Board of Directors has also approved to propose the distribution of a **unit dividend** of 0.29 Euro compared to 0.25 Euro for the previous financial year (+16.0%). This proposal will be submitted to the approval of the Annual General Meeting taking place next April 24th, 2007 11.00 am on first call and on April 27th, 2007 11.00 am on second call. The Board also approved to submit to the Annual Meeting the date of May 24th, 2007 for the dividend payment by clipping coupon n. 13 on May 21st, 2007.

The Board of Directors of Bulgari S.p.A. examined and approved the Annual Report on Corporate Governance and the adherence to the Code of Conduct for Listed Companies for FY 2006. The report was drafted taking into account the recommendations set forth in the Code of Conduct published in July 2002. It should be noted that the Company already started a process to comply with the specific recommendations set forth in the New Code of Conduct published by Borsa Italiana last March 2006.
The Board of Directors also resolved to put to the vote of the Shareholders at their next meeting the authorisation to buy and sell the Company's own shares, to be used to stabilise the stock price, to create the Company's own portfolio which may be used to service the issuance of convertible bonds or warrants or to allow a reduction of the share capital, if any, through cancellation of such shares. The authorisation, which is a common practice for listed companies, in accordance with the requirements of Art. 144-bis of the Consob Regulation for Issuers, concerns the purchase and/or sale of a maximum of 25,700,000 of its own shares. The authorisation is requested for a maximum period of 18 months from the date of the shareholders meeting which will decide to authorise said purchase and/or sale. The corresponding minimum and maximum purchase and/or sale price shall not be less than Euro 5 and shall not exceed Euro 18 each.
As of today, the Company does not own any of its own shares. Within the powers granted by the shareholders, the Company sold in February 2006 n. 600.313 own shares held in its portfolio as of December 31st, 2006 at an average price of sale of 9,68 Euro.

BULGARI FILE NUMBER: 82-34836

BVLGARI

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: "*I am very satisfied with the record results, even higher than the Company's expectations, that the Group reached in 2006 in all product categories and geographical areas. Like the year just ended, 2007 will be characterized for Bulgari by a relevant commitment for the advertising and promotional support to the important product launches that will follow one another during the year and by a further acceleration of the investments for the development of the retail network: among others, I would like to mention the re-opening of the flagship store on Fifth Avenue in New York, the inauguration of the Bulgari Tower in Ginza and of the new Omotesando complex in Tokyo in addition to the enlargement of the network of stores fully dedicated to accessories, where the new accessories flagship store of Via Condotti in Rome stands out.*

In light of these important initiatives and thanks to the unceasing strive for excellence of the Group, I am confident that – in a stable macro-economic environment and despite the forecasted persistent weakness of the Japanese market and the volatility of the yen – in 2007 Bulgari will be able to achieve a further increase in sales (at comparable exchange rates) and in net profit in a range between 8% and 12%, consolidating at the same time its position of absolute prestige in the worldwide luxury market".

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts / Investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://ir.bulgari.com

BULGARI FILE NUMBER: 82-34836

BULGARI GROUP

EUR M.	2006	2005
REVENUES	1,010.4	918.5
EBIT	155.9	142.8
EBIT On Sales	*15.4%*	*15.5%*
NET PROFIT	134.3	116.4
NET PROFIT On Sales	*13.3%*	*12.7%*

BULGARI GROUP – REVENUES BY PRODUCT CATEGORY – FY 2006 AND Q4 2006

	FY 2006	Q4 2006	Variation % 2006/2005 FULL YEAR		Variation % 2006/2005 FOURTH QUARTER	
EUR M.			REPORTED	AT COMP. EXCHANGE RATES	REPORTED	AT COMP. EXCHANGE RATES
JEWELS	401.8	129.7	9.1%	11.2%	9.1%	12.9%
WATCHES	289.0	89.0	7.9%	10.3%	-7.5%	-3.5%
PERFUMES	201.6	69.9	10.5%	11.7%	3.8%	6.1%
ACCESSOIRES	88.8	26.3	15.5%	18.9%	17.7%	23.1%
ROYALTIES/OTHERS	29.2	8.7	26.6%	N.A.	34.0%	N.A.
TOTAL	1,010.4	323.6	10.0%	12.0%	4.0%	7.5%

BULGARI GROUP – REVENUES BY GEOGRAPHICAL AREA – FY 2006 AND Q4 2006

	FY 2006	Q4 2006	Variation % 2006/2005 FULL YEAR		Variation % 2006/2005 FOURTH QUARTER	
EUR M.			REPORTED	AT COMP. EXCHANGE RATES	REPORTED	AT COMP. EXCHANGE RATES
ITALY	131.4	46.6	1.2%	-	5.7%	-
EUROPE ex IT	256.3	83.7	17.3%	-	6.8%	-
AMERICAS	159.1	51.4	15.1%	16.2%	9.6%	15.0%
JAPAN	256.6	76.6	7.4%	13.6%	-8.4%	-1.2%
FAR EAST	149.8	51.4	7.3%	6.6%	22.7%	25.5%
M.EAST/OTHER	57.2	13.9	7.0%	N.A.	-14.9%	N.A.
TOTAL	1,010.4	323.6	10.0%	12.0%	4.0%	7.5%

Source: Bulgari S.p.A. - Unaudited results.

GRUPPO BULGARI
CONTO ECONOMICO CONSOLIDATO
€/000

	Note	2006	di cui verso correlate:	2005	di cui verso correlate:	Variazioni %
- Vendite lorde		*1.077.142*	*191*	*992.631*	*2.127*	
- Sconti e abbuoni		*(84.760)*		*(87.633)*		
Vendite nette		992.382		904.998		
Royalties		12.336	*176*	8.585	*112*	
Altri ricavi		5.709	21	4.961	13	
Totale ricavi netti		**1.010.427**		**918.544**		**10,0%**
Costo del venduto		(361.285)		(321.615)		12,3%
Totale margine di contribuzione		**649.142**		**596.929**		**8,7%**
		64,2%		65,0%		
Spese operative nette	2	(493.215)	(84)	(454.128)	(48)	8,6%
Risultato operativo		**155.927**		**142.801**		**9,2%**
		15,4%		15,5%		
- Interessi attivi		*2.682*	*214*	*1.651*	*223*	
- Interessi passivi		*(10.690)*		*(7.197)*		
- Altri proventi (oneri) finanziari		*(1.820)*		*(1.406)*		
- Utili (perdite) su cambi		*8.352*		*(2.451)*		
Totale proventi (oneri) finanziari	3	(1.476)		(9.403)		-84,3%
Rivalutazioni (svalutazione) di attività finanziarie		(77)		-		
Risultato prima delle imposte		**154.374**		**133.398**		**15,7%**
Imposte correnti e differite	4	(19.351)		(15.455)		25,2%
Risultato del periodo		**135.023**		**117.943**		**14,5%**
di cui:						
Risultato dell' esercizio di pertinenza dei terzi		752		1.496		-49,8%
Risultato del periodo di pertinenza del Gruppo		**134.271**		**116.447**		**15,3%**
		13,3%		**12,7%**		

Utile per azioni base (in Euro)	**0,45**	**0,38**
Numero medio delle azioni su cui si basa il calcolo	298.543.974	297.168.337
Utile per azioni diluito (in Euro)	**0,44**	**0,38**
Numero medio delle azioni su cui si basa il calcolo	303.281.146	301.268.866

BVLGARI

Bulgari Group: record results in 2006

- **Turnover** **1,010.4 million Euro (+ 12.0% at comparable exchange rates)**
- **Gross margin** **649.1 million Euro (+8.7%)**
- **Operating profit** **155.9 million Euro (+9.2%)**
- **Net profit** **134.3 million Euro (+15.3%)**
- **Proposed dividend** **0.29 Euro per share (+16.0% and equal to a payout of 65%)**

Rome, March 22nd 2007 – The Board of Directors of Bulgari S.p.A. approved today the draft financial statement for the Company and the draft consolidated financial statements for the Group for the full year 2006.

All the variations reported below and related to the revenues are expressed at comparable exchange rates unless noted otherwise.

Bulgari Group **consolidated turnover** for the **full year 2006** reached 1,010.4 million Euro, compared to 918.5 million Euro in 2005 (+12.0% at comparable exchange rates and +10.0% at current exchange rates) and the financial year ended with excellent sales results for the Group in all product categories, thanks to the constant research and innovation carried out by the company and to the new product launches made during the year. Jewellery, in fact, increased by 11.2%, watches by 10.3% - also thanks to the excellent performance of the brands Daniel Roth and Gérald Genta – perfumes by 11.7% and accessories by 18.9%.
As far as geographical areas are concerned, Europe excluding Italy and United States led the revenues increase (+17.3% and +16.2% respectively) despite the strong comparison base in 2005. Sales in Japan rose by 13.6% while Far East (+6.6%) confirmed the turnaround already registered during the year. Middle East / Other (+7.0% at current exchange rates) showed an increase as well, while the performance of Italy was substantially stable in the year (+1.2%), compared to the challenging base of 2005 (+15.4%).

Gross margin – from 596.9 million Euro in 2005 to 649.1 million Euro in 2006 (+8.7%) – went from 65.0% to 64.2% in terms of percentage ratio on turnover. Despite the greater vertical integration reached by the Group in strategic sectors and the success of the measures adopted to increase productive efficiency, the margin improvement was eroded by the negative impact of exchange rates (yen and dollar in particular) and by the rise in prices of raw materials (mainly gold). It is worth underlining that, in line with the corporate policies, the Company made hedging transactions, whose positive results are reported in the Profit and Loss account as "financial incomes", also for the amount related to commercial operations.

Operating costs went from 454.1 million Euro in 2005 to 493.2 million Euro in 2006 (+8.6%), mainly reflecting the important investments for the enlargement and upgrading of the distribution network. **Advertising and promotional activities**, in particular, were in line with the investment strategies of the Group and with the record levels of last year, and reached 112.9 million Euro, registering a slight decrease (-2.9%), mainly due to the effects of exchange rates. **Operating profit** was therefore 155.9 million Euro, increased by 9.2% compared to 142.8 million Euro of the previous year, with a percentage ratio on turnover substantially stable (15.4% in 2006 vs. 15.5% in 2005).

GRUPPO BULGARI
STATO PATRIMONIALE CONSOLIDATO
€/000

ATTIVITA'

	Note	31 dicembre 2006	*di cui verso correlate:*	31 dicembre 2005	*di cui verso correlate:*
Immobili, impianti e macchinari	5	113.472		98.066	
- Avviamento	*6*	*41.908*		*42.612*	
- Altre attività immateriali	*7*	*54.316*		*47.991*	
Attività immateriali		96.224		90.603	
- Partecipazioni in altre imprese	*8*	*20.132*		*19.314*	
- Altre attività finanziarie non correnti	*9*	*22.477*		*15.524*	
Partecipazioni ed altre attività finanziarie non correnti		42.609		34.838	
Imposte differite attive	10	22.329		26.627	
Altre attività non correnti	13	8.841		17.660	
Crediti finanziari non correnti	9	929	*929*	1.098	*1.098*
ATTIVITA' NON CORRENTI		**284.404**		**268.892**	
ATTIVITA' NON CORRENTI POSSEDUTE PER LA VENDITA		**-**		**-**	
- Materie prime		*55.988*		*39.341*	
- Prodotti in corso di lavorazione e semilavorati		*123.395*		*121.543*	
- Prodotti finiti e packaging		*349.551*		*344.174*	
Totale rimanenze	11	528.934		505.058	
Crediti commerciali	12	187.020	*158*	170.777	*687*
- Altri crediti tributari		*27.060*		*33.910*	
- Altre attività correnti		*18.864*	*108*	*15.907*	*35*
Totale altre attività correnti	13	45.924		49.817	
Attività finanziarie correnti	9	6.384	*2.787*	21.112	*4.347*
Disponibilità liquide e mezzi equivalenti	14	39.792		26.685	
ATTIVITA' CORRENTI		**808.054**		**773.449**	
TOTALE ATTIVITA'		**1.092.458**		**1.042.341**	

GRUPPO BULGARI
RENDICONTO FINANZIARIO
€/000

	2006	2005
Flusso di cassa generato dall'attività operativa		
Utile netto dell'esercizio	134.271	116.447
Ammortamenti e svalutazioni immobilizzazioni	38.422	34.923
Flusso di cassa generato dalla gestione reddituale	*172.693*	*151.370*
(Incremento) Decremento dei crediti commerciali del circolante	(15.870)	(7.598)
(Incremento) Decremento degli altri crediti del circolante	2.455	25.014
(Incremento) Decremento delle rimanenze	(54.987)	(26.622)
Incremento (Decremento) dei debiti commerciali	(7.377)	13.775
Incremento (Decremento) degli altri debiti	7.798	(39.337)
Differenze cambi	31.111	(12.577)
Altre variazioni nette	564	4.934
Flusso di cassa generato dalle variazioni di capitale circolante netto	*(36.306)*	*(42.411)*
Altre attività M/L termine (incluso altre attività finanziarie non correnti)	7.947	(5.955)
Altre passività M/L termine	(3.055)	(172)
(a) Flusso di cassa generato dall'attività operativa	**141.279**	**102.832**
Flussi di cassa generato dall'attività di investimento		
Acquisto di società (al netto disponibilità/indebitamento acquisita)	(505)	(4.836)
Acquisti di immobilizzazioni materiali (al netto di disinvestimenti)	(48.968)	(31.577)
Acquisti di immobilizzazioni immateriali	(15.961)	(25.824)
Acquisti di immobilizzazioni finanziarie (escluso altre attività finanziarie non correnti)	(813)	(1.011)
Altre variazioni	13	(4.470)
Differenze cambi	5.568	(5.913)
(b) Flusso di cassa da attività di investimento	**(60.666)**	**(73.631)**
Flusso di cassa generato dall'attività finanziaria		
Variazione patrimonio netto per aumento capitale sociale	4.111	(3.957)
Variazione patrimonio netto degli azionisti di minoranza	(507)	1.299
Dividendi pagati	(74.529)	(65.421)
Altre variazioni	(6.623)	(324)
(c) Totale variazioni patrimonio netto	*(77.548)*	*(68.403)*
Variazioni di debiti finanziari a medio/lungo termine	9.413	(32.395)
Variazioni di crediti finanziari a medio/lungo termine	169	(440)
(d)Totale variazioni attività finanziarie a medio/lungo termine	*9.582*	*(32.835)*
(e) Flusso di cassa da attività di finanziamento	**(67.966)**	**(101.238)**
(f) Differenza disponibilità (indebitamento) finanziaria netta a breve termine (a)+(b)+(e)	**12.647**	**(72.037)**
Disponibilità (indebitamento) netto all'inizio del periodo	***(49.919)***	***(13.009)***
Variazione disponibilità (indebitamento) netta al 01/01/2005 per adozione Ias 32 e 39	-	2.296
Disponibilità (indebitamento) netto	***(49.919)***	***(10.717)***
Variazioni indebitamento a breve (f)	12.647	(72.037)
Variazioni indebitamento a lungo (e)	(9.582)	32.835
Disponibilità (indebitamento) netto alla fine del periodo	***(46.854)***	***(49.919)***
di cui: - disponibilità liquide	39.792	26.685
- debiti finanziari correnti	(56.772)	(71.040)
- attività finanziarie correnti	6.384	21.112
- debiti finanziari non correnti	(37.187)	(27.774)
- crediti finanziari non correnti	929	1.098

PATRIMONIO NETTO E PASSIVITA'

	Note	31 dicembre 2006	*di cui verso correlate:*	31 dicembre 2005	*di cui verso correlate:*
- Capitale sociale		*20.970*		*16.859*	
- Riserve		*121.152*		*115.603*	
- Utili (perdite) portate a nuovo		*458.482*		*428.737*	
- Utile (perdite) del periodo		*134.271*		*116.447*	
Totale patrimonio netto di Gruppo	15	734.875		677.646	
Patrimonio netto azionisti di minoranza		8.080		8.587	
TOTALE PATRIMONIO NETTO		**742.955**		**686.233**	
TFR e altri fondi relativi al personale	19	15.146		14.307	
Fondi rischi ed oneri	20	6.831		3.673	
Imposte differite passive	10	21.949		25.276	
Altre passività non correnti	21	640		3.686	
Debiti finanziari verso banche non correnti	17	34.156		25.261	
Altri debiti finanziari non correnti	17	3.031		2.513	
PASSIVITA' NON CORRENTI		**81.753**		**74.716**	
PASSIVITA' NON CORRENTI POSSEDUTE PER LA VENDITA		-		-	
Debiti commerciali		159.754	*1.306*	168.239	*824*
- Acconti		*3.671*		*2.555*	
- Debiti per imposte correnti		*6.051*		*5.766*	
- Altre passività correnti	21	*41.502*	*2*	*33.792*	*2*
Totale altre passività correnti		51.224		42.113	
Debiti finanziari verso banche correnti	17	54.055		63.041	
Debiti finanziari correnti	17	2.717		7.999	
PASSIVITA' CORRENTI		**267.750**		**281.392**	
TOTALE PASSIVITA' E PATRIMONIO NETTO		**1.092.458**		**1.042.341**	

Bulgari S.p.A.
Stato Patrimoniale al 31 dicembre 2006 ed al 31 dicembre 2005

(Importi espressi in unità di Euro)

ATTIVITA'	Note	31/12/2006	di cui verso Parti correlate	31/12/2005	di cui verso Parti correlate
Immobilizzazioni materiali	(12)	4.434.406		4.628.964	
Immobilizzazioni immateriali	(13)	21.949.901		15.887.455	
- Partecipazioni		*191.251.442*	191.251.442	*122.114.068*	122.114.068
- Altre attività finanziarie non correnti		*20.515*		*26.386*	
Totale Immobilizzazioni finanziarie	(14)	191.271.957		122.140.454	
Totale Immobilizzazioni		217.656.264		142.656.873	
Imposte differite attive	(15)	243.257		3.583.274	
Altre attività non correnti	(16)	5.898.690		8.330.437	
Crediti finanziari non correnti	(17)	2.208.578		1.758.253	
ATTIVITA' NON CORRENTI		**226.006.789**		**156.328.837**	
Attività non correnti possedute per la vendita		-		-	
Rimanenze	(18)	8.412.485		5.580.400	
Crediti Commerciali	(19)	51.051.033	45.762.894	37.757.899	33.852.114
- Crediti finanziari		*65.393.797*	65.393.797	*82.281.432*	82.281.432
- Altre attività finanziarie		-		-	
Totale Attività Finanziarie	(20)	65.393.797		82.281.432	
- Crediti tributari		*8.159.069*		*13.778.690*	
- Altre attività correnti		*17.996.198*	16.657.724	*11.604.516*	10.183.549
Totale Altre Attività Correnti	(21)	26.155.267		25.383.206	
Disponibilità liquide	(22)	3.626.933		4.291.940	
ATTIVITA' CORRENTI		**154.639.515**		**155.294.877**	
TOTALE ATTIVITA'		**380.646.304**		**311.623.714**	

BULGARI FILE NUMBER: 82-34836

Bulgari S.p.A.
Stato Patrimoniale al 31 dicembre 2006 ed al 31 dicembre 2005

(Importi espressi in unità di Euro)

PATRIMONIO NETTO E PASSIVITA'	Note	31/12/2006	di cui verso Parti correlate	31/12/2005	di cui verso Parti correlate
Patrimonio netto	(23)				
- Capitale Sociale		20.970.184		16.858.645	
- Riserve		137.695.570		125.112.742	
- Utili (perdite) portati a nuovo		17.020.733		32.447.191	
- Utile (perdita) del periodo		79.853.524		59.102.397	
TOTALE PATRIMONIO NETTO		**255.540.011**		**233.520.975**	
TFR e altri fondi relativi al personale	(24)	4.010.847		3.786.241	
Fondi rischi ed oneri	(25)	968.112		598.984	
Imposte differite passive	(26)	4.164.568		2.303.782	
Altre passività non correnti	(27)	-		-	
Debiti finanziari verso banche non correnti	(28)	-		-	
Altri debiti finanziari non correnti	(29)	-		-	
PASSIVITA' NON CORRENTI		**9.143.527**		**6.689.007**	
Passività non correnti possedute per la vendita	(30)	-		-	
Debiti commerciali	(31)	28.749.882	15.803.729	25.741.691	11.001.309
Debiti finanziari correnti	(32)	68.736.106	66.645.361	22.975.542	10.259.960
- Acconti		*114*		*15.299*	
- Debiti per imposte correnti		*277.976*		-	
- Altre passività correnti		*18.198.688*	10.513.988	*22.681.200*	16.050.936
Altre passività correnti	(33)	18.476.778		22.696.499	
PASSIVITA' CORRENTI		**115.962.766**		**71.413.732**	
TOTALE PASSIVITA' E PATRIMONIO NETTO		**380.646.304**		**311.623.714**	

BULGARI FILE NUMBER: 82-34836

Bulgari S.p.A.
Rendiconto finanziario

	2006	2005
Flusso di cassa generato dall'attività operativa		
Utile netto dell'esercizio	79.853.524	59.102.397
Ammortamenti e svalutazioni immobilizzazioni	7.162.439	7.359.151
Flusso di cassa generato dalla gestione reddituale	87.015.963	66.461.548
(Incremento) Decremento dei crediti commerciali del circolante	(13.293.134)	(2.882.397)
(Incremento) Decremento degli altri crediti del circolante	(446.227)	(8.568.094)
(Incremento) Decremento delle rimanenze	(2.832.085)	(1.414.907)
Incremento (Decremento) dei debiti commerciali	3.008.191	15.477.073
Incremento (Decremento) degli altri debiti	(4.545.555)	2.182.225
Flusso di cassa generato dalle variazioni di capitale circolante netto	(18.108.810)	4.793.901
Altre attività M/L termine (incluso altre attività finanziarie non correnti)	5.777.635	2.128.575
Altre passività M/L termine	2.454.520	803.817
(a) Flusso di cassa generato dall'attività operativa	**77.139.308**	**74.187.841**
Flussi di cassa generato dall'attività di investimento		
Acquisti di immobilizzazioni materiali (al netto di disinvestimenti)	(1.418.696)	(1.860.003)
Acquisti di immobilizzazioni immateriali	(10.737.494)	(9.813.563)
Acquisti di immobilizzazioni finanziarie (escluso altre attività finanziarie non correnti)	(70.011.511)	(1.350.000)
Altre variazioni		
(b) Flusso di cassa da attività di investimento	**(82.167.701)**	**(13.023.566)**
Flusso di cassa generato dall'attività finanziaria		
Variazione patrimonio netto per aumento capitale sociale	4.111.539	(388.393)
Dividendi pagati	(74.528.550)	(65.422.082)
Altre variazioni	12.582.523	5.367.062
(c) Totale variazioni patrimonio netto	(57.834.488)	(60.443.413)
Variazioni di debiti finanziari a medio/lungo termine	0	(11.012.407)
Variazioni di crediti finanziari a medio/lungo termine	(450.325)	11.033.163
(d)Totale variazioni attività finanziarie a medio/lungo termine	(450.325)	20.756
(e) Flusso di cassa da attività di finanziamento	**(58.284.813)**	**(60.422.657)**
(f) Differenza disponibilità (indebitamento) finanziaria netta a breve termine (a)+(b)+(e)	**(63.313.206)**	**741.617**
Disponibilità (indebitamento) all'inizio del periodo (*)	**65.356.083**	**64.635.221**
Variazione disponibilità (indebitamento) netto al 01/01/2006 in seguito adozione Ias 32 e 39	0	0
Disponibilità (indebitamento) netto a 01/01/2006 (*)	**65.356.083**	**64.635.221**
Variazioni indebitamento a breve (f)	(63.313.206)	741.617
Variazioni indebitamento a lungo (e)	450.325	(20.756)
Disponibilità (indebitamento) netto alla fine del periodo (*)	**2.493.202**	**65.356.083**
di cui: - disponibilità liquide	3.626.933	4.291.940
- debiti finanziari correnti	(68.736.106)	(22.975.542)
- attività finanziarie correnti	65.393.797	82.281.432
- debiti finanziari non correnti	0	0
- crediti finanziari non correnti	2.208.578	1.758.253

(*) Incluso disponibilità (indebitamento) a medio/lungo termine

BULGARI FILE NUMBER: 82-34836

Bulgari S.p.A.

Conto economico
al 31 dicembre 2006 e al 31 dicembre 2005
(Importi espressi in unità di Euro)

	Note	31/12/2006	di cui verso Parti correlate	31/12/2005	di cui verso Parti correlate
Royalties	(1)	70.392.236	58.296.089	56.556.038	48.082.125
Ricavi per servizi	(2)	2.990.335	2.990.335	1.760.735	1.760.735
Totale ricavi da royalties e da prestazioni di servizi		73.382.571		58.316.773	
Altri proventi	(3)	7.716.102	7.165.476	7.400.324	5.940.027
Totale ricavi da royalties, prestazioni e proventi		**81.098.673**		**65.717.097**	
Costi per il personale	(4)	25.006.711		21.984.760	
Costi per servizi	(5)	20.329.426	464.786	18.804.263	315.248
Spese di pubblicità e promozione	(6)	24.379.963	14.909.827	19.020.964	10.135.430
Ammortamenti, svalutazioni e altri accantonamenti	(7)	6.656.927		4.801.604	
Altri oneri diversi operativi	(8)	3.110.865		3.736.278	6.565
Totale costi della produzione		**79.483.892**		**68.347.869**	
Risultato operativo		**1.614.781**		**(2.630.772)**	
Dividendi		91.893.106	91.893.106	65.000.000	65.000.000
Altri proventi finanziari		3.616.914	3.462.341	3.302.443	3.195.747
Oneri e interessi finanziari		2.093.337	336.438	1.521.799	149.430
Utili (perdite) su cambi		109.694		(31.712)	
Totale proventi (oneri) finanziari	(9)	**93.526.377**		**66.748.932**	
Rivalutazione (svalutazione) di attività finanziarie	(10)	(874.137)		(2.652.544)	
Risultato prima delle imposte		**94.267.021**		**61.465.616**	
Imposte correnti e differite	(11)	14.413.497		2.363.219	
Risultato del periodo		**79.853.524**		**59.102.397**	

BVLGARI

Sede in Roma, Via dei Condotti, 11
Capitale sociale Euro 20.970.184,20 i. v.
Registro delle imprese di Roma n. 2031/59
C.C.I.A.A Roma n. 69511 – C. F. n. 00388360588

The shareholders of Bulgari S.p.A. are called to attend Ordinary and Extraordinary Shareholders' Meetings to be held at Hotel VISCONTI in Rome, Via Federico Cesi, 37 on **24 April 2007** at 11 am in first call and in second call if necessary on 27 April 2007 at the same time and place to discuss and resolve on the items on the following agenda:

Ordinary sitting:

1. The financial statements at 31 December 2006, the reports of the Board of Directors, the Board of Statutory Auditors and the Independent Auditors; the allocation of net profit; the presentation of the consolidated financial statements at 31 December 2006; related and ensuing resolutions.
2. Appointment of the members of the Board of Directors for the years 2007, 2008 and 2009 and the determination of their fees.
3. Proposal to authorise the Company to purchase and sell its own shares including through transactions involving financial instruments (put and call options); related and ensuing resolutions.
4. 340216 renewal of the mandate given to KPMG for the audit of company and consolidated financial statements and the consolidated half-yearly report for the period 2009-2011.
5. Annual disclosures in relation to the system of corporate governance.

Extraordinary sitting:

1. Amendment to articles 6, 9, 12, 15, 16 and 17 of the Company's by laws for reasons of new rules introduced by law 262/2006, so called "Provisions for the protection of savings and the regulation of financial markets".
2. Proposal to amend the Company's extraordinary shareholders minutes of April 10, 1996 and April 29th, 2003 in order to extend the last term to subscribe shares granted to employees of the Company and of the Group;
3. Proposal to amend the Company's extraordinary shareholders minutes of April 30th, 1998 of April 29th, 2002 and of April 28th, 2005 in order to extend the last term to subscribe shares granted to the Chief Executive Officer of the Company, Mr. Francesco Trapani.

Shareholders may attend the meeting if they have deposited the requisite certificates issued by an intermediary authorised under prevailing regulations.
Explanatory reports prepared by the directors on the items included in the agenda, together with the related proposals for discussion and approval, will be made available to the public at the Company's Headquarters at Lungotevere Marzio 11, Rome and at Borsa Italiana S.p.A. within the time period provided for by law. Shareholders may obtain a copy of these documents.
The present notice has been published in issue no. 33 of the Official Journal dated 20 March 2007.

For the Board of Directors
The Managing Director
Dr. Francesco Trapani

BVLGARI

Sede in Roma, Via dei Condotti, 11
Capitale sociale Euro 20.970.184,20 i. v.
Registro delle imprese di Roma n. 2031/59
C.C.I.A.A Roma n. 69511 – C. F. n. 00388360588

The shareholders of Bulgari S.p.A. are called to attend Ordinary and Extraordinary Shareholders' Meetings to be held at Hotel VISCONTI in Rome, Via Federico Cesi, 37 on **24 April 2007** at 11 am in first call and in second call if necessary on 27 April 2007 at the same time and place to discuss and resolve on the items on the following agenda:

Ordinary sitting:

1. The financial statements at 31 December 2006, the reports of the Board of Directors, the Board of Statutory Auditors and the Independent Auditors; the allocation of net profit; the presentation of the consolidated financial statements at 31 December 2006; related and ensuing resolutions.
2. Appointment of the members of the Board of Directors for the years 2007, 2008 and 2009 and the determination of their fees.
3. Proposal to authorise the Company to purchase and sell its own shares including through transactions involving financial instruments (put and call options); related and ensuing resolutions.
4. 340216 renewal of the mandate given to KPMG for the audit of company and consolidated financial statements and the consolidated half-yearly report for the period 2009-2011.
5. Annual disclosures in relation to the system of corporate governance.

Extraordinary sitting:

1. Amendment to articles 6, 9, 12, 15, 16 and 17 of the Company's by laws for reasons of new rules introduced by law 262/2006, so called "Provisions for the protection of savings and the regulation of financial markets"
2. Proposal to amend the Company's extraordinary shareholders minutes of April 10, 1996 and April 29th, 2003 in order to extend the last term to subscribe shares granted to employees of the Company and of the Group;
3. Proposal to amend the Company's extraordinary shareholders minutes of April 30th, 1998 of April 29th, 2002 and of April 28th, 2005 in order to extend the last term to subscribe shares granted to the Chief Executive Officer of the Company, Mr. Francesco Trapani.

Shareholders may attend the meeting if they have deposited the requisite certificates issued by an intermediary authorised under prevailing regulations.
Explanatory reports prepared by the directors on the items included in the agenda, together with the related proposals for discussion and approval, will be made available to the public at the Company's Headquarters at Lungotevere Marzio 11, Rome and at Borsa Italiana S.p.A. within the time period provided for by law. Shareholders may obtain a copy of these documents.
The present notice has been published in issue no. 33 of the Official Journal dated 20 March 2007.

For the Board of Directors
The Managing Director
Dr. Francesco Trapani

Bulgari Group: revenues continue to grow in the third quarter 2006

- **Turnover: 239.0 million Euro (+11.2% at comparable exchange rates)**
- **Gross margin: 64.7% vs. 64.5% in 2005**
- **Operating profit: 42.3 million Euro (+32.8%)**
- **Net profit: 34.1 million Euro (+29.4%)**

Rome, November 14th 2006 – The Board of Directors of Bulgari S.p.A. approved today the consolidated financial statements for the Bulgari Group related to the third quarter 2006, which highlight a **turnover** of 239 million Euro increased by 11.2% at comparable exchange rates (+9.6% at current exchange rates) in comparison with the same period of last year. In the first nine months of the year the turnover increased by 14.1% at comparable exchange rates (+13.1% at current exchange rates) from 607 to 687 million Euro.

All the variations reported below, unless noted otherwise, are expressed at comparable exchange rates.

Revenues by product categories
In the period July - September 2006 the jewellery segment, core business of the company, registered once again a significant sales increase (+9.7% compared to the third quarter 2005), with a 10.2% increase in the first nine months of the year.
Watch sales registered a strong increase in the quarter (+14.8%), thus leading the cumulative growth rate to 17.3% in the first nine months.
Perfumes sales reported a strong growth as well (+19.3% in the quarter, +15.1% in the first nine months) to be compared with a very challenging base in 2005 (+19.4% and +21.0% respectively).
The revenues of the accessories, finally, were 15 million Euro (compared to 18 million Euro in the third quarter 2005), showing a 16.4% downturn in the quarter, while achieving a growth rate of 16.7% in the first nine months. The outstanding sales results registered in the last twelve months – much higher than expected – created an issue of production capacity, already solved, which penalised in the third quarter the total turnover of this category. This implied a cut in the deliveries towards third party distributors, while sales in the Bulgari's owned stores continued to grow at steady rates.

Revenues by geographical area
Sales performance was very strong in the Americas (+30.1% in the quarter, +16.8% in the first nine months) and in Europe excluding Italy (+26.4% in the quarter, +23.1% in the first nine months).
Far East registered a 13.6% sales increase in the quarter (-1.1% in the first nine months) and Middle East /Other increased, at current exchange rates, by 9.5% in the quarter and by 16.7% in the first nine months of the year.
In line with company's expectations, the sales growth in Japan showed a slowdown (+4.2% in the quarter, +21.2% in the first nine months) to be compared with a very high base of +13.6% in the third quarter 2005 and +16.2% in the first nine months of 2005.
Italy, finally, despite a decreasing third quarter (-14.0% compared to +25.6% in the third quarter of last year), was substantially stable in the first nine months of 2006 (-1.1% compared to +18.7% in the first nine months of 2005). Sales performance in the quarter reflected a very significant sales growth in the Bulgari's owned stores and a more selective policy carried out by the company towards third party distributors.

Profit & Loss highlights

Gross margin moved from 141 million Euro in the third quarter 2005 to 155 million Euro in the third quarter 2006 with a 10.0% increase. The percentage ratio on turnover slightly increased from 64.5% to 64.7%. In the first nine months the gross margin increased by 12.8%, from 391 to 441 million Euro, with a percentage ratio on turnover of 64.2% (64.4% in the first nine months of 2005).

Total operating costs in the quarter went from 109 to 112 million Euro (+3.3%) while in the nine months they increased by 7.9% at 346 million Euro (321 in the first nine months of 2005).

Operating profit was 42 million Euro in the quarter (+32.8% compared to 32 million Euro in the same quarter of 2005) and 95 million Euro in the first nine months (+35.0% compared to 70 million in the first nine months of last year).

Net profit was 34.1 million Euro compared to 26.3 million Euro in the third quarter 2005 (+29.4%) equivalent to 14.3% on turnover (12.1% in the third quarter 2005). In the first nine months net profit climbed from 55 to 78 million Euro, showing a 41.9% increase. This improvement was also due to the result of hedging transactions on exchanges rates and precious metals prices put in place by the company and reported as financial income.

Balance Sheet highlights

Financial net indebtedness of the Group as of 09.30.2006 was 140 million Euro compared to 159 million Euro as of 09.30.2005 and to 50 million Euro as of 12.31.2005. The increase of the indebtedness, compared to the end of 2005, is essentially due to the last May dividend distribution of 75 million Euro.

The inventory increase, in comparison to 09.30.2005, was 7.2%, lower than sales increase and partially due to the physiological inventory increase in the new products in particular, in anticipation of the last months of the year, when sales historically reach the highest levels; this implied a further improvement of the inventory rotation index, despite the significant enlargement in the number of references.

In the first nine months of the year investments in tangible and intangible assets were 43 million Euro.

The total number of Bulgari monobrand stores as of 09.30.2006 was 217, including the ones dedicated to accessories like the new Via della Spiga store opened in Milan last September.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: "*The outstanding sales results of the first nine months confirm the positive trend, with all product categories registering a double-digit growth rate. As already done in the previous months, once again I would like to underline the brilliant performance of watches, also driven by the success of the new high-end models recently launched. As far as geographical areas are concerned, I am not surprised by the current growth slowdown in Japan, a mature market where a further expansion is less easy to be achieved. For the next twelve months, in fact, the company expects a moderate increase in this area while, starting from 2008, this market should show a more aggressive growth rate also thanks to the new important retail projects that will be completed by the end of 2007. Finally, it is worth to underline the outstanding results reached in Europe, thanks to the opening of new stores and as evidence of the effectiveness of the current strategy of strengthening the worldwide retail network. In light of this scenario, I am confident that 2006 will be again a record year in terms of revenues and net profits for which, in presence of a good sales performance in the year-end holiday season, the company expects to reach for both an increase of 10% at comparable exchange rates.*"

Bulgari is one of the global players on the luxury market. In 2005 the Group posted a turnover of 919 million Euro, a net profit of 116.4 million Euro. With a market capitalization of about 3,349 million Euro (as of 11.13.2006), Bulgari relies on a distribution network of 217 stores in the most exclusive shopping areas in the world and on selected distributors. Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange. As of June 30th 2006, the share capital of Bulgari S.p.A. consists of 298,266,460 shares each of par value 0.07 Euro.

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts / investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://production.investis.com/bulgari/frameset/

BULGARI GROUP – FINANCIAL HIGHLIGHTS – THIRD QUARTER

M.EUR	Q3 06	Q3 05	DELTA Q3 06/Q3 05
TURNOVER *At comp. FX*	**239.0**	218.1	**+9.6%** *+11.2%*
OPERATING PROFIT	**42.3**	31.9	**+32.8%**
NET PROFIT	**34.1**	26.3	**+29.4%**

BULGARI GROUP – FINANCIAL HIGHLIGHTS – 9 MONTHS

M.EUR	9M 06	9M 05	DELTA 9M 06/9M 05
TURNOVER *At comp. FX*	**686.8**	607.3	**+13.1%** *+14.1%*
OPERATING PROFIT	**95.0**	70.4	**+35.0%**
NET PROFIT	**78.5**	55.3	**+41.9%**

BULGARI GROUP – REVENUES BY PRODUCT CATEGORIES – THIRD QUARTER

PRODUCT CATEGORIES	Q3 2006	Q3 2005	GROWTH % Q3 2006/ Q3 2005		GROWTH % Q3 2005/ Q3 2004	
M. EUR			REPORTED	AT COMPARABLE EXCHANGE RATES	REPORTED	AT COMPARABLE EXCHANGE RATES
JEWELS	**92.5**	85.9	+7.7%	+9.7%	+6.5%	+7.3%
WATCHES	**71.8**	63.6	+13.0%	+14.8%	-2.4%	-1.3%
PERFUMES	**52.9**	44.7	+18.4%	+19.3%	+18.5%	+19.4%
ACCESSORIES	**15.0**	18.4	-18.2%	-16.4%	+21.5%	+22.2%
HOTELS	**2.9**	2.5	+15.2%	N.A.	+52.3%	N.A.
ROYALTIES & OTHER	**4.0**	3.2	+23.6%	N.A.	+2.8%	N.A.
TOTAL	**239.0**	218.1	**+9.6%**	**+11.2%**	+7.3%	+8.1%

BULGARI GROUP – REVENUES BY PRODUCT CATEGORIES – NINE MONTHS

PRODUCT CATEGORIES	9M 2006	9M 2005	GROWTH % 9M 2006/ 9M 2005		GROWTH % 9M 2005/ 9M 2004	
M. EUR			REPORTED	AT COMPARABLE EXCHANGE RATES	REPORTED	AT COMPARABLE EXCHANGE RATES
JEWELS	272.1	249.3	+9.1%	+10.2%	+6.8%	+7.5%
WATCHES	199.9	171.7	+16.4%	+17.3%	-1.6%	-0.5%
PERFUMES	131.7	115.1	+14.4%	+15.1%	+20.6%	+21.0%
ACCESSORIES	62.5	54.6	+14.6%	+16.7%	+29.4%	+30.0%
HOTEL	8.4	7.2	+16.9%	N.A.	+225.9%	N.A.
ROYALTIES & OTHER	12.2	9.4	+28.9%	N.A.	+8.8%	N.A.
TOTAL	686.8	607.3	**+13.1%**	**+14.1%**	+9.1%	+9.8%

BULGARI GROUP - REVENUES BY GEOGRAPHICAL AREA – THIRD QUARTER

GEOGRAPHICAL AREAS	Q3 2006	Q3 2005	GROWTH % Q3 2006/ Q3 2005		GROWTH % Q3 2005/ Q3 2004	
M. EUR			REPORTED	AT COMPARABLE EXCHANGE RATES	REPORTED	AT COMPARABLE EXCHANGE RATES
ITALY	29.4	34.3	-14.0%	-	+25.6%	-
EUROPE	64.0	50.7	+26.4%	-	+9.3%	-
AMERICA	37.9	30.0	+26.1%	+30.1%	+4.3%	+4.7%
JAPAN	56.3	57.6	-2.3%	+4.2%	+12.5%	+13.6%
FAR EAST	35.6	31.2	+14.2%	+13.6%	-14.2%	-16.2%

MIDDLE EAST/OTHER		15.7	14.3	+9.5%	N.A.	+8.2%	N.A.
TOTAL		239.0	218.1	+9.6%	+11.2%	+7.3%	+8.1%

BULGARI GROUP - REVENUES BY GEOGRAPHICAL AREA – 9 MONTHS

GEOGRAPHICAL AREAS		**9M 2006**	9M 2005	**GROWTH % 9M 2006/ 9M 2005**		GROWTH % 9M 2005/ 9M 2004	
M. EUR				REPORTED	AT COMPARABLE EXCHANGE RATES	REPORTED	AT COMPARABLE EXCHANGE RATES
ITALY		**84.9**	85.9	-1.1%	-	+18.7%	-
EUROPE		**172.6**	140.2	+23.1%	-	+7.2%	-
AMERICA		**107.7**	91.3	+18.0%	+16.8%	+17.0%	+19.5%
JAPAN		**180.0**	155.3	+15.9%	+21.2%	+14.6%	+16.2%
FAR EAST		**98.4**	97.6	+0.8%	-1.1%	-2.1%	-2.8%
MIDDLE EAST/OTHER		**43.2**	37.0	+16.7%	N.A.	-7.9%	N.A.
TOTAL		**686.8**	607.3	**+13.1%**	**+14.1%**	+9.1%	+9.8%

Source: Bulgari S.p.A. – Not audited results.

BULGARI GROUP
CONSOLIDATED FINANCIAL STATEMENT

€/000	30 sept. 2006	31 dec 2005
Tangible fixed assets	107.200	98.066
Intangible fixed assets	92.246	90.603
Financial investments	42.668	34.838
Total fixed assets	242.114	223.507
Other non current assets	30.941	45.385
NON CURRENT ASSET	**273.055**	**268.892**
Non current asset available for sales	-	-
Inventories	558.304	505.058
Receivables	149.785	170.777
Other current assets	54.476	70.929
Cash and bank balances	33.715	26.685
CURRENT ASSET	**796.280**	**773.449**
TOTAL ASSET	**1.069.335**	**1.042.341**
Shareholders' equity for the Group	677.419	677.646
Net equity of minority Shareholders	8.079	8.587
Total Shareholders' equity	**685.498**	**686.233**
Reserve for employee termination indem.	14.849	14.307
Reserve for risks and charges	5.299	3.673
Other non current liabilities	28.200	31.475
Non current financial bank debts	56.303	25.261
NON CURRENT LIABILITIES	**104.651**	**74.716**
Non current liabilities available for sales	-	-
Trade payables	108.072	168.239
Other current liabilities	58.104	50.112
Current bank financial debts	113.010	63.041
CURRENT LIABILITIES	**279.186**	**281.392**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1.069.335**	**1.042.341**

BULGARI FILE NUMBER: 82-34836

BULGARI GROUP
CONSOLIDATED INCOME STATEMENT

€/000	III quarter 2006	III quarter 2005	30 sept 2006	30 sept 2005
Total net revenues	**239.039**	**218.135**	**686.813**	**607.317**
Cost of sales	(84.381)	(77.505)	(245.675)	(216.068)
Total contribution margin	**154.658**	**140.630**	**441.138**	**391.249**
	64,7%	**64,5%**	**64,2%**	**64,4%**
- Personnel costs	*(37.524)*	*(36.722)*	*(115.584)*	*(106.672)*
- Variable selling expenses	*(10.758)*	*(8.690)*	*(29.142)*	*(23.848)*
- General expenses	*(31.228)*	*(31.603)*	*(97.526)*	*(87.039)*
- Advertising and promotional expenses	*(22.319)*	*(22.191)*	*(75.554)*	*(77.481)*
- Amortization and depreciation	*(10.521)*	*(9.556)*	*(28.300)*	*(25.815)*
Net operating expenses	(112.350)	(108.762)	*(346.106)*	*(320.855)*
Operating profit	**42.308**	**31.868**	**95.032**	**70.394**
	17,7%	**14,6%**	**13,8%**	**11,6%**
- Financial gains (losses)	*(2.616)*	*(1.856)*	*(6.886)*	*(4.677)*
- Foreign exchange gain (losses)	*796*	*(995)*	*6.413*	*(1.964)*
Total financial gains (losses)	(1.820)	(2.851)	*(473)*	*(6.641)*
Revaluation (devaluation) of financial assets	*(91)*	-	*(91)*	-
Net result before taxes	**40.397**	**29.017**	**94.468**	**63.753**
Current and deferred taxes	(6.008)	(2.608)	(15.583)	(7.826)
Net result	**34.389**	**26.408**	**78.885**	**55.927**
of which:				
Minority interest profit	(301)	(71)	434	657
Group Share of Net result	**34.088**	**26.338**	**78.451**	**55.270**
	14,3%	**12,1%**	**11,4%**	**9,1%**
Earning per share (in Euros)			**0,26**	**0,19**
N. of shares on which the calculation is based			298.133.974	297.119.087
Diluted earning per share (in Euros)			**0,26**	**0,18**
N. of shares on which the calculation is based			302.833.003	301.362.713

END

BULGARI FILE NUMBER: 82-34836